SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Named Category Winner as “Best Solution for Managing Financial Crime” by 2022 Europe RegTech Insight Awards, dated June 1, 2022.

99.2
NICE Actimize Announces ENGAGE LIVE, the Industry’s Largest Financial Crime Virtual Event, Hosting Lawyer and Human Rights Advocate Amal Clooney and Bestselling Financial Fraud Author Tom Wright, dated June 2, 2022.

99.3	NICE Actimize Xceed AI Cloud Platform Chosen by American State Bank to Manage AML and Fraud Risk Management, dated June 8, 2022.

99.4	NICE Actimize Named Category Winner for Suitability in WealthTechAsia Awards for the Second Consecutive Year, dated June 9, 2022.

99.5	NICE Investigate Chosen by Nottinghamshire Police to Digitally Transform Evidence Management Processes via the Cloud, dated June 14, 2022.

99.6	NICE Robotic Process Automation Named a Technology Leader in 2022 SPARK Matrix™ Report, dated June 15, 2022.

99.7	NICE Captures 2022 “Customer Experience Technology of the Year” Award from National Technology News, dated June 21, 2022.

99.8	‘Ease of Use’ Has Just Become Easier with NICE RPA’s Latest Innovations extending the capabilities of NEVA for a Frictionless User Experience, dated June 22, 2022.

99.9	NICE CXone Awarded TMC’s 2022 Cloud Computing Product of the Year Award, dated June 23, 2022.

99.10	NICE Actimize Positioned as Category Leader in the Inaugural Chartis Research Communications Monitoring Solutions 2022 Market and Vendor Landscape Report, dated June 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated:	July 7, 2022

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Named Category Winner as “Best Solution for Managing Financial Crime” by 2022 Europe RegTech Insight Awards, dated June 1, 2022.

99.2
NICE Actimize Announces ENGAGE LIVE, the Industry’s Largest Financial Crime Virtual Event, Hosting Lawyer and Human Rights Advocate Amal Clooney and Bestselling Financial Fraud Author Tom Wright, dated June 2, 2022.

99.3	NICE Actimize Xceed AI Cloud Platform Chosen by American State Bank to Manage AML and Fraud Risk Management, dated June 8, 2022.

99.4	NICE Actimize Named Category Winner for Suitability in WealthTechAsia Awards for the Second Consecutive Year, dated June 9, 2022.

99.5	NICE Investigate Chosen by Nottinghamshire Police to Digitally Transform Evidence Management Processes via the Cloud, dated June 14, 2022.

99.6	NICE Robotic Process Automation Named a Technology Leader in 2022 SPARK Matrix™ Report, dated June 15, 2022.

99.7	NICE Captures 2022 “Customer Experience Technology of the Year” Award from National Technology News, dated June 21, 2022.

99.8	‘Ease of Use’ Has Just Become Easier with NICE RPA’s Latest Innovations extending the capabilities of NEVA for a Frictionless User Experience, dated June 22, 2022.

99.9	NICE CXone Awarded TMC’s 2022 Cloud Computing Product of the Year Award, dated June 23, 2022.

99.10	NICE Actimize Positioned as Category Leader in the Inaugural Chartis Research Communications Monitoring Solutions 2022 Market and Vendor Landscape Report, dated June 30, 2022.